Filed by Gores Holdings VI, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VI, Inc.

Commission File No.: 001-39790

Date: July 13, 2021

Matterport and PTC Enable Customers to Create Augmented Reality Experiences for Large Spaces

The integration between the Matterport and PTC Vuforia platforms fuels innovative applications from industrial to retail.

SUNNYVALE, Calif. – July 13, 2021—Matterport, Inc., the leading spatial data company driving the digital transformation of the built world, which has entered into a definitive agreement for a business combination with Gores Holdings VI (NASDAQ: GHVI, GHVIU, and GHVIW), today announced its platform integration with the PTC (NASDAQ: PTC) Vuforia Engine™ and Vuforia Studio™ augmented reality (AR) software offerings available within the Vuforia® Enterprise Augmented Reality Suite.

Customers can now enrich digital twins captured with the Matterport platform with interactive AR experiences called Area Targets. This new functionality from PTC, combined with Matterport’s dimensionally-accurate spatial data, enables customers to drop into an exact location of an immersive 3D environment and access experiences such as wayfinding, virtual training, real-time information retrieval, and more.

Offices, stores, factory floors, apartments, and museums are ideal spaces for Area Targets. Companies in a wide range of industries can realize a wide range benefits using AR visualizations within 3D digital twins, from the creation of engaging customer experiences to the increase of operational efficiencies and workforce productivity.

“PTC is excited to offer a joint solution with Matterport that gives customers a highly visual and interactive way to deliver digital content onto the environments captured by the Matterport platform,” said Michael Campbell, Executive Vice President and General Manager, Augmented Reality Products, PTC. “Applications using Area Targets can leverage real-time navigation and viewing of in-context IoT data available on-demand on the factory floor. This enables customers to increase workforce efficiency and improve training times.”

Hundreds of thousands of customers around the world havebrought more than 5 million spaces online to date with the Matterport platform, allowing companies to access, manage, and utilize spaces more effectively. The company has extended its market reach beyond residential real estate to include multifamily and commercial real estate; architecture, engineering, and construction; retail; insurance and restoration; travel and hospitality; and facilities management. Many of these already scanned spaces can leverage Vuforia to create augmented reality experiences.

“Partnering with PTC has resulted in a game-changing offering that will fuel innovation across many industries,” said Japjit Tulsi, Chief Technology Officer of Matterport. “It’s exciting to see how developers are using Matterport, the Vuforia Engine, and Area Targets to create highly engaging 3D experiences that generate meaningful ROI for customers.”

About Matterport

Matterport is leading the digital transformation of the built world. Our groundbreaking spatial computing platform turns buildings into data making every space more valuable and accessible. Millions of buildings in more than 150 countries have been transformed into immersive Matterport digital twins to improve every part of the building lifecycle from planning, construction, and operations to documentation, appraisal and marketing. Learn more at matterport.com and browse a gallery of digital twins.

©2021 All rights reserved. Matterport is a registered trademark of Matterport, Inc., and the Matterport logo is a trademark of Matterport, Inc. All other marks are the property of their respective owners.

About PTC

PTC enables global manufacturers to realize double-digit impact with software solutions that enable them to accelerate product and service innovation, improve operational efficiency, and increase workforce productivity. In combination with an extensive partner network, PTC provides customers flexibility in how its technology can be deployed to drive digital transformation – on premises, in the cloud, or via its pure SaaS platform. At PTC, we don’t just imagine a better world, we enable it.

PTC, Vuforia, Vuforia Engine, Vuforia Studio, and the PTC logo are trademarks or registered trademarks of PTC Inc. and/or its subsidiaries in the United States and other countries.

Media Contacts

Naomi Little

Matterport Global Communications Manager

press@matterport.com

+44 203 874 6664

PTC Corporate Communications

Gabrielle Farrell

gfarrell@ptc.com

Investor Contact

Soohwan Kim, CFA

VP, Investor Relations

ir@matterport.com

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Gores Holdings VI, Inc. (“Gores”) and Matterport, Inc. (“Matterport”), including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores’ or Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores’ securities; (ii) the risk that the proposed business combination may not be completed by Gores’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by Gores’ stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores’ public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Matterport’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Matterport and potential difficulties in Matterport employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against Gores or Matterport related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of Gores’ securities on the NASDAQ; (viii) the price of Gores’ securities, including volatility resulting from changes in the competitive and highly regulated industries in which Matterport plans to operate, variations in performance across competitors, changes in laws and regulations affecting Matterport’s business and changes in the combined capital structure; and (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in Gores’ final proxy statement/prospectus contained in the registration statement on Form S-4, including those under “Risk Factors” therein, and other documents filed by Gores from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores and Matterport assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores nor Matterport gives any assurance that either Gores or Matterport will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed business combination, Gores has filed a registration statement on Form S-4 that includes a proxy statement/prospectus of Gores. The Form S-4 was declared effective by the SEC on June 17, 2021. The definitive proxy statement/prospectus will be sent to all Gores stockholders as of June 16, 2021, the record date established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores’ stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/prospectus contains important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, investors and security holders of Gores and Matterport are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Gores through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VI, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores’ proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

Gores and Matterport and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Gores’ stockholders in connection with the proposed business combination. Information about Gores’ directors and executive officers and their ownership of Gores’ securities is set forth in Gores’ filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph.

Disclaimer

This document relates to a proposed business combination between Gores and Matterport. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.